

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Frank R. Jimenez
Executive Vice President and General Counsel
Raytheon Technologies Corporation
870 Winter Street
Waltham, MA 02451

> **Re: Raytheon Technologies Corporation**
> **Registration Statement on Form S-4**
> **Filed October 29, 2020**
> **File No. 333-249716**

Dear Mr. Jimenez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua R. Cammaker, Esq.